Exhibit 10.1
EMPLOYMENT AGREEMENT
     This Agreement made effective as of April 5, 2010 by and between Advocat Inc., a Delaware corporation (the “Company”), and Kelly Gill (the “Executive”).
     In consideration of the mutual covenants contained in this Agreement, the parties hereby agree as follows:
SECTION I
EMPLOYMENT
     The Company agrees to employ the Executive and the Executive agrees to be employed by the Company for the Period of Employment as provided in Section III.A. below and upon the terms and conditions provided in the Agreement.
SECTION II
POSITION AND RESPONSIBILITIES
     During the Period of Employment, the Executive agrees to serve as Chief Operating Officer of the Company and to be responsible for the typical management responsibilities expected of an officer holding such positions and such other responsibilities as may be assigned to Executive from time to time by the Chief Executive Officer and Board of Directors of the Company.
SECTION III
TERMS AND DUTIES
     A. Period of Employment
          The period of Executive’s employment under this Agreement will commence as of the date hereof and shall continue through March 31, 2011, subject to extension or termination as provided in this Agreement (“Period of Employment”). On each anniversary of the commencement of the Period of Employment, the period of Executive’s employment shall be extended for additional one (1) year periods, unless either party gives notice thirty (30) days in advance of the expiration of the then current period of employment of such party’s intent not to extend the Period of Employment.
     B. Duties
          During the Period of Employment, the Executive shall devote all of his business time, attention and skill to the business and affairs of the Company and its subsidiaries. The Executive will perform faithfully the duties which may be assigned to him from time to time by the Chief Executive Officer and the Board of Directors.

SECTION IV
COMPENSATION AND BENEFITS
     A. Compensation
          For all services rendered by the Executive in any capacity during the Period of Employment, the Executive shall be compensated as follows:
          1. Base Salary
               The Company shall pay the Executive a base salary (“Base Salary”) as follows: three hundred thousand dollars ($300,000.00) per annum.
               Base Salary shall be payable according to the customary payroll practices of the Company but in no event less frequently than once each month. The base salary shall be reviewed annually and shall be subject to increase according to the policies and practices adopted by the Company from time to time.
     B. Annual Incentive Awards
          The Company will pay the Executive annual incentive compensation awards as may be granted by the Board or a Compensation Committee to the Executive under any executive bonus or incentive plan in effect from time to time. It is anticipated that there will be a target bonus of up to 50% of the Base Salary for the first year of employment, prorated for the duration of employment during the measurement period, although the final amount will be as determined by the Board or Compensation Committee.
     C. Additional Benefits
          The Executive will be entitled to participate in all compensation or employee benefit plans or programs and receive all benefits and perquisites for which any salaried employees are eligible under any existing or future plan or program established by the Company for salaried employees. The Executive will participate to the extent permissible under the terms and provisions of such plans or programs in accordance with program provisions. These may include group hospitalization, health, dental care, life or other insurance, tax qualified pension, car allowance, savings, thrift and profit sharing plans, termination pay programs, sick leave plans, travel or accident insurance, disability insurance, and contingent compensation plans including capital accumulation programs, Restricted Stock programs, stock purchase programs and stock option plans. Nothing in this Agreement will preclude the Company from amending or terminating any of the plans or programs applicable to salaried or senior executives as long as such amendment or termination is applicable to all salaried employees or senior executives. The Executive will be entitled to an annual four-week paid vacation.

          D. SARS
          Executive shall receive a grant of 35,000 SARS upon the commencement of employment hereunder. Executive by separate letter shall be granted a cash signing bonus of $75,000.00 and reimbursement of up to $25,000 in separation expenses.
SECTION V
BUSINESS EXPENSES
     The Company will reimburse the Executive for all reasonable travel and other expenses incurred by the Executive in connection with the performance of his duties and obligations under this Agreement.
SECTION VI
DISABILITY
     A. In the event of disability of the Executive during the Period of Employment, the Company will continue to pay the Executive according to the compensation provisions of this Agreement during the period of his disability, until such time as Executive’s long term disability insurance benefits are available. However, in the event the Executive is disabled for a continuous period of six (6) months after the Executive first becomes disabled, the Company may terminate the employment of the Executive. In this case, normal compensation will cease except for earned but unpaid Base Salary and Incentive Compensation Awards which would be payable on a pro-rated basis for the year in which the disability occurred. In the event of such termination, all unvested stock options held by Executive shall be deemed fully vested on the date of such termination.
     B. During the period the Executive is receiving payments of either regular compensation or disability insurance described in this Agreement and as long as he is physically and mentally able to do so, the Executive will furnish information and assistance to the Company and from time to time will make himself available to the Company to undertake assignments consistent with his prior position with the Company and his physical and mental health. If the Company fails to make a payment or provide a benefit required as part of the Agreement, the Executive’s obligation to fulfill information and assistance will end.
     C. The term “disability” will have the same meaning as under any disability insurance provided pursuant to this Agreement or otherwise.
SECTION VII
DEATH
     In the event of the death of the Executive during the Period of Employment, the Company’s obligation to make payments under this Agreement shall cease as of the date of death, except for earned but unpaid Base Salary and Incentive Compensation Awards which will be paid on a pro-rated basis for that year. The Executive’s designated beneficiary will be entitled to receive the proceeds of any life or other insurance or other death benefit programs provided in this Agreement.
SECTION VIII
EFFECT OF TERMINATION OF EMPLOYMENT
     A. If the Executive’s employment terminates due to either a Without Cause Termination or a Constructive Discharge, as defined later in this Agreement, the Company will pay the Executive in a lump sum an amount equal to 100% of his Base Salary as in effect at the time of the termination upon such Termination or Constructive Discharge or, if necessary to comply with Code Section 409A(a)(2)(B)(i), on the six (6) month anniversary of such Termination or Constructive Discharge. Earned but unpaid Base Salary and Incentive Compensation Awards will be paid in a lump sum upon such Termination or Constructive Discharge. The benefits and perquisites described in this Agreement as in effect at the date of termination of employment will be continued for eighteen (18) months. If the Executive’s employment terminates due to either a Without Cause Termination or a Constructive Discharge, or pursuant to Section XI, all unvested options, SARS or restricted stock grants (“Options”) granted to the Executive under the Company’s 2005 Long-Term Incentive Plan or other stock option program or plan (the “Plan”) shall be deemed vested, and the Company shall cause the Options to remain exercisable until the later of (i) the fifteenth (15th) day of the third (3rd) month following the date on which the Options would have expired or (ii) December 31 of the calendar year in which the Option would have expired..
     B. If the Executive’s employment terminates due to a Termination for Cause, earned but unpaid Base Salary will be paid on a pro-rated basis for the year in which the termination occurs. No other payments will be made or benefits provided by the Company.
     C. Upon termination of the Executive’s employment other than for reasons due to death, disability, or pursuant to Paragraph A of this Section or Section XI, the Period of Employment and the Company’s obligation to make payments under this Agreement will cease as of the date of the termination except as expressly defined in this Agreement.
     D. For this Agreement, the following terms have the following meanings:
          1. “Termination for Cause” means termination of the Executive’s employment by the Company’s Board of Directors acting in good faith by the Company by written notice to the Executive specifying the event relied upon for such termination, due to the Executive’s serious, willful misconduct with respect to his duties under this Agreement, including but not limited to conviction for a felony or perpetration of a common law fraud, which has resulted or is likely to result in material economic damage to the Company.
          2. “Constructive Discharge” means termination of the Executive’s employment by the Executive due to a failure of the Company to fulfill its obligations under this Agreement in any material respect including any reduction of the Executive’s Base Salary or other compensation other than reductions applicable to all employees of the Company or failure to appoint or reappoint the Executive to the position specified in Section II hereof, or other material change by the Company in the functions, duties or responsibilities of the position which would reduce the ranking or level, responsibility, importance or scope of the position. The Executive will provide the Company a written notice which describes the circumstances being relied on for the termination with respect to the Agreement within ninety (90) days after the event giving rise to the notice. The Company will have thirty (30) days to remedy the situation prior to the Termination for Constructive Dismissal.
          3. “Without Cause Termination” means termination of the Executive’s employment by the Company (a) other than due to death, disability, Termination for Cause or pursuant to Section XI; or (b) upon expiration of the Period of Employment as a result of the giving of notice by the Company of its intent not to extend the Period of Employment as provided in Section III.A.
     E. Stock Option Repurchase.
          If the Executive’s employment terminates due to either a Without Cause Termination or a Constructive Discharge or pursuant to Section XI, Executive may require the Company to repurchase any Options for an amount equal to the difference between the fair market value of a share of the Company’s common stock on the date of termination and the per share exercise price set forth in the Options, times the number of shares (whether vested or unvested) granted to the Executive under the Options.
SECTION IX
OTHER DUTIES OF THE EXECUTIVE DURING
AND AFTER THE PERIOD OF EMPLOYMENT
     A. The Executive will, with reasonable notice during or after the Period of Employment, furnish information as may be in his possession and cooperate with the Company as may reasonably be requested in connection with any claims or legal actions in which the Company is or may become a party.
     B. The Executive recognizes and acknowledges that all information pertaining to the affairs, business, clients, customers or other relationships of the Company, as hereinafter defined, is confidential and is a unique and valuable asset of the Company. Access to and knowledge of this information are essential to the performance of the Executive’s duties under this Agreement. The Executive will not during the Period of Employment or after except to the extent reasonably necessary in performance of the duties under this Agreement, give to any person, firm, association, corporation or governmental agency any information concerning the affairs, business, clients, customers or other relationships of the Company except as required by law. The Executive will not make use of this type of information for his own purposes or for the benefit of any person or organization other than the Company. The Executive will also use his best efforts to prevent the disclosure of this information by others. All records, memoranda, etc.

relating to the business of the Company whether made by the Executive or otherwise coming into his possession are confidential and will remain the property of the Company.
     C. During the Period of Employment and for a twelve (12) month period thereafter, the Executive will not use his status with the Company to obtain loans, goods or services from another organization on terms that would not be available to him in the absence of his relationship to the Company. During the Period of Employment and for a twelve (12) month period following termination of the Period of Employment, other than termination due to a Without Cause Termination, a Constructive Discharge or termination pursuant to Section XI: the Executive will not make any statements or perform any acts intended to advance the interest of any existing or prospective competitors of the Company in any way that will injure the interest of the Company; the Executive without prior express written approval by the Board of Directors of the Company will not directly or indirectly own or hold any proprietary interest in or be employed by or receive compensation from any party engaged in the same or any similar business in the same geographic areas the Company does business; and the Executive without express prior written approval from the Board of Directors, will not solicit any members of the then current clients of the Company or discuss with any employee of the Company information or operation of any business intended to compete with the Company. For the purposes of the Agreement, proprietary interest means legal or equitable ownership, whether through stock holdings or otherwise, of a debt or equity interest (including options, warrants, rights and convertible interests) in a business firm or entity, or ownership of more than 5% of any class of equity interest in a publicly-held company. The Executive acknowledges that the covenants contained herein are reasonable as to geographic and temporal scope. For a twelve (12) month period after termination of the Period of Employment for any reason, the Executive will not directly or indirectly hire any employee of the Company or solicit or encourage any such employee to leave the employ of the Company.
     D. The Executive acknowledges that his breach or threatened or attempted breach of any provision of Section IX would cause irreparable harm to the Company not compensable in monetary damages and that the Company shall be entitled, in addition to all other applicable remedies, to a temporary and permanent injunction and a decree for specific performance of the terms of Section IX without being required to prove damages or furnish any bond or other security.
     E. The Executive shall not be bound by the provisions of Section IX in the event of the default by the Company in its obligations under this Agreement which are to be performed upon or after termination of this Agreement.
SECTION X
INDEMNIFICATION, LITIGATION
     The Company will indemnify the Executive to the fullest extent permitted by the laws of the state of incorporation in effect at that time, or certificate of incorporation and by-laws of the Company whichever affords the greater protection to the Executive. The Executive will be entitled to any insurance proceeds related to any award, or any fees or expenses incurred in connection with any action, suit or proceeding to which he may be made a party by reason of being a director or officer of the Company.
SECTION XI
CHANGE IN CONTROL
     In the event there is a Change in Control of the ownership of the Company and within the six (6) month period following such event, the Executive elects to resign upon written notice to the Company, the Company shall pay to the Executive on such resignation or, if necessary to comply with Code Section 409A(a)(2)(B)(i), on the six (6) month anniversary of the Executive’s resignation in a lump sum an amount equal to 100% of his Base Salary as in effect at the time of such resignation. In addition, earned but unpaid Base Salary and Incentive Compensation Awards will be paid on a pro-rated basis for the year in which resignation occurs. Any [options, SARS or restricted stock grants] granted to the Executive prior to termination pursuant to the Plan, but subject to vesting restrictions, will be fully vested upon a Change in Control whether or not the Executive resigns. The benefits and perquisites described in this Agreement as in effect at the date of termination of employment will also be continued for eighteen (18) months from the effective date of termination pursuant to Change of Control.
     A “Change in Control” shall be deemed to have occurred if (i) a tender offer shall be made and consummated for the ownership of more than 50% of the outstanding voting securities of the Company, (ii) the Company shall be merged or consolidated with another corporation and as a result of such merger or consolidation less than 75% of the outstanding voting securities of the surviving or resulting corporation shall be owned in the aggregate by the former shareholders of the Company, as the same shall have existed immediately prior to such merger or consolidation, (iii) the Company shall sell all or substantially all of its assets to another corporation which is not a wholly-owned subsidiary, (iv) a person, within the meaning of Section 3(a)(9) or of Section 13(d)(3) (as in effect on the date hereof) of the Securities and Exchange Act of 1934 (“Exchange Act”)), shall acquire more than 50% of the outstanding voting securities of the Company (whether directly, indirectly, beneficially or of record) ) or (v) the individuals who, as of the date hereof, constitute the Board of the Company (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Company’s shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person or group other than the Board. For purposes hereof, ownership of voting securities shall take into account and shall include ownership as determined by applying the provisions of Rule 13d-3(d)(1)(i) (as in effect on the date hereof) pursuant to the Exchange Act.

SECTION XII
PROCEDURES FOR DETERMINING
THE APPLICATION OF CODE SECTION 409A
     The Executive and the Company shall cooperate to determine the application of Code Section 409A for purposes of Sections VIII and XI of this Agreement. If the Executive and the Company are unable to agree on the application of Code Section 409A within ten (10) business days after the Executive’s separation from service with the Company, then the application of Code Section 409A for purposes of Sections VIII and XI of this Agreement shall be determined by an accounting firm of recognized national standing acceptable to the Executive and the Company. The accounting firm shall be instructed to use every reasonable effort to make its determination within ten (10) business days after it is retained. The parties will cooperate fully with the accounting firm. The costs and expenses for the services of the accounting firm shall be borne equally by the Executive and the Company.
SECTION XIII
WITHHOLDING TAXES
     The Company may directly or indirectly withhold from any payments under this Agreement all federal, state, city or other taxes that shall be required pursuant to any law or governmental regulation.
SECTION XIV
EFFECTIVE PRIOR AGREEMENTS
     This Agreement contains the entire understanding between the Company and the Executive with respect to the subject matter and supersedes any prior employment or severance agreements between the Company and its affiliates, and the Executive.
SECTION XV
CONSOLIDATION, MERGER OR SALE OF ASSETS
     Nothing in this Agreement shall preclude the Company from consolidating or merging into or with, or transferring all or substantially all of its assets to, another corporation which assumes this Agreement and all obligations and undertakings of the Company hereunder. Upon such a Consolidation, Merger or Sale of Assets, the term “the Company” as used will mean the other corporation and this Agreement shall continue in full force and effect. This Section XV is not intended to modify or limit the rights of the Executive hereunder, including without limitation, the rights of Executive under Section XI.

SECTION XVI
MODIFICATION
     This Agreement may not be modified or amended except in writing signed by the parties. No term or condition of this Agreement will be deemed to have been waived except in writing by the party charged with waiver. A waiver shall operate only as to the specific term or condition waived and will not constitute a waiver for the future or act on anything other than that which is specifically waived.
SECTION XVII
GOVERNING LAW; ARBITRATION
     This Agreement has been executed and delivered in the State of Tennessee and its validity, interpretation, performance and enforcement shall be governed by the laws of that state.
     Any dispute among the parties hereto shall be settled by arbitration in Nashville, Tennessee, in accordance with the rules then obtaining of the American Arbitration Association and judgment upon the award rendered may be entered in any court having jurisdiction thereof.
SECTION XVIII
NOTICES
     All notices, requests, consents and other communications hereunder shall be in writing and shall be deemed to have been made when delivered or mailed first-class postage prepaid by registered mail, return receipt requested, or if delivered by hand, overnight delivery service or confirmed facsimile transmission, to the following:
          (a) If to the Company, at 1621 Galleria Boulevard, Brentwood, TN 37027-2926, Attention: President or Chief Executive Officer, or at such other address as may have been furnished to the Executive by the Company in writing; or
          (b) If to the Executive, at 9480 Ashford Place, Brentwood, Tennessee, 37027, or such other address as may have been furnished to the Company by the Executive in writing.
SECTION XIX
BINDING AGREEMENT
     This Agreement shall be binding on the parties’ successors, heirs and assigns.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

ADVOCAT INC.
By:	/s/ William R. Council, III
William R. Council, III
	Title:	President and Chief Executive Officer

EXECUTIVE:
/s/ Kelly Gill
Kelly Gill

Attachment 1
Advocat Inc.
1621 Galleria Boulevard
Brentwood, TN 37027
February 21, 2010
Kelly Gill
9480 Ashford Place
Brentwood, TN37027
Re: Employment Terms
Dear Kelly,
It is my pleasure to outline the terms of your proposed employment with Advocat Inc. (the “Company”) as Chief Operating Officer (“COO”). I and the Board have enjoyed getting to know you, and look forward to your acceptance of our offer and commencement of employment soon.
Accordingly, attached you will find a proposed compensation package as we have discussed, and a proposed employment agreement. If these are acceptable to you, we will prepare and execute the final agreements at a mutually convenient time, and arrange for a public announcement that you are joining the Company.
Please evidence your agreement to the proposed terms by signing a copy of this letter in the space provided below.
With best regards,

/s/ William R. Council, III William R. Council, III President and Chief Executive Officer
Advocat Inc.

Accepted February 21, 2010:

/s/ Kelly Gill Kelly Gill

Proposed Employment Terms-Attachment to letter of February 21, 2010.
Proposed compensation Package — Kelly Gill:

$300,000	Base Salary

$150,000	Target Bonus at 50%

$12,000	EIRP at 4% of salary. Executive Incentive Retirement program – basically is a taxable match of “retirement investment” done by employee, up to 4% (at board’s discretion). Definition of “retirement investment” is very broad.

$462,000	Total target cash compensation

$75,000	Signing bonus – paid in cash or in restricted stock units

$35,000	SoSARS to be issued at employment, at market price on date of grant. Three year vesting schedule. Annual grants at the discretion of the board of directors.

Other benefits:
$25,000	Separation Expenses — Advocat will cover Kelly, up to $25,000 for appropriate legal and other expenses in connection with separation from current employer. Vacation — Kelly would receive the same vacation package available to other officers — 4 weeks per year, maximum accumulation of 160 hours, which adjusts at calendar year end.

Sick	Kelly would receive same benefits as available to other.

Benefits	Kelly would be eligible for all benefits, including health, short and long term disability, etc., subject to any required waiting period.

401(K)	Kelly would be eligible for participation in the 401 (k) at the first quarter end following 1 year of service. The Company currently matches 25% of all contributions. The Company’s plan is “Top Heavy” and “highly compensated” employees contributions are limited to approximately $4,000 per year.

Expenses	Company pays all reasonable costs associated with the conduct of business, pursuant to our travel and entertainment policies. In addition, we cover expenses of appropriate professional associations, training, etc.

Employment	Contract/Separation benefits: one year following certain types of termination, consistent with other executives. Proposed Employment agreement form attached for review.